EXHIBIT 3.2.1

AMENDMENT TO CERTIFICATE OF INCORPORATION

OF

INTERMETRO COMMUNICATIONS, INC.

IT IS HEREBY CERTIFIED THAT:

(1) The name of this corporation is INTERMETRO COMMUNICATIONS, INC.

(2) The original Certificate of Incorporation of this corporation was filed with the Secretary of State of the State of Delaware on May 10, 2006.

(3) Pursuant to Section 242 of the Delaware General Corporation Law, the Certificate of Incorporation of the corporation is hereby amended to effect a one-for-two split of all issued and outstanding common stock of the corporation on the date of the recording of this Amendment to Certificate of Incorporation. Article XIV is added as follows:

ARTICLE XIV

Effective on the date of the recording of this Amendment to Certificate of Incorporation with the Delaware Secretary of State, there shall be a one-for-two split of all issued and outstanding common stock of the Corporation such that for every two shares of common stock outstanding on such recording date, the shareholder of that common stock of record on such recording date shall thereafter own one share of common stock.

(4) The foregoing Amendment to Certificate of Incorporation has been duly approved by the Board of Directors of the corporation in accordance with the Delaware General Corporation Law, as amended.

(5) The foregoing Amendment to Certificate of Incorporation has been duly approved by the required vote of stockholders in accordance with the Delaware General Corporation Law and the Certificate of Incorporation of this corporation, with the approval of the corporation’s stockholders having been given by written consent without a meeting in accordance with Section 228 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, said InterMetro Communications, Inc. has caused this Certificate to be signed by duly authorized officers on this 27th day of September 2006.

By:	/s/ Charles Rice
Charles Rice, President

By:	/s/ Laura Murtagh
Laura Murtagh, Secretary